Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AgWiki, Inc.
19 North Main, Suite B
Perryville, MO 63775
https://agwiki.com

Up to $1,070,000.00 in Class A Common Stock at $0.05
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AgWiki, Inc.
Address: 19 North Main, Suite B, Perryville, MO 63775
State of Incorporation: DE
Date Incorporated: May 01, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 200,000 shares of Class A Common Stock
Offering Maximum: $1,070,000.00 | 21,400,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.05
Minimum Investment Amount (per investor): $200.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint, the Vice Chairman of the Company (the "Vice-Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Vice-Chairman determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Vice-Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 5 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first 15 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first 25 days and receive an additional 10% bonus shares.

Amount-Based:

$500 | The Tomato Plant

3 trees planted in your name + Join our investor-only community on AgWiki.

$1,000 | The Flower Garden

5% bonus shares + 6 trees planted in your name + Join our investor community.

$2,500 | The Vegetable Garden

7% bonus shares + 10 trees planted in your name + Join our investor community.

$5,000 | The Wheat Field

10% bonus shares + 15 trees planted in your name + Join our investor community.

$10,000+ | The Rice Field

15% bonus shares + 20 trees planted in your name + Join our investor community.

$20,000 | The Corn Field

20% bonus shares + 25 trees planted in your name + Join our investor community.

**All perks occur when the offering is completed.*

__The 10% StartEngine Owners' Bonus__

AgWiki, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.05/ share, you will receive 110 Class A Common Stock, meaning you'll own 110 shares for $5. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

AgWiki is a website with a global audience where those interested in producing food can learn, provide, discuss the numerous challenges that exist in producing safe, abundant, sustainable, and nutritious food. AgWiki connects a global community of farmers, gardeners, researchers, and nutritionists working together to discover and share solutions to food sustainability, hunger, and climate change through social engagement. Connecting the worldwide food industry to share information, aid in education, and build relationships will have a long-term benefit on the challenges facing food production. Over 500 million family farms manage most of the world's agricultural land and produce most of the world's food. Our goal is to connect farmers and ranchers to allow information regarding plant and animal production to be shared by all those growing food and addressing nutrition.

The business model for the company is based on generating revenue from user fees of varying levels and advertising, as well as marketing trending and research data to interested parties.

AgWiki.com currently exists online as a product that offers some, but not all of the tools that will ultimately be available to users. The site is well beyond the "minimal viable product" stage, though it lacks some functionality that needs to be built or completed in order to offer tools that will be valued by many in agriculture.

Competitors and Industry

The farming and overall agricultural industry is vast and complex. There are significant challenges that must be addressed in the area of soil health, climate change, and sustainability. Technology has moved in a direction that allows some crop and livestock producers to utilize data and research to dramatically alter the environmental impact of all food that is produced. At the same time, how we grow our food is more important to consumers than ever before. Finally, there are millions of subsistence farmers growing enough food for their families only. Regardless of the production practice or the size and scope of a farmer or rancher, the sharing of information and adapting to new information is crucial to the success of all those that produce food.

Major corporations, in Europe and the United States, have created new entities that help farmers learn more about their individual farms or ranches down to the square meter of soil or individual dairy cow or other farm animals. Within some of these new companies, there are communities and networks of food producers, but generally, they are geographically and demographically similar with very similar farm practices. A "Group" that exists on AgWiki is dedicated to Climate Change, another is Sustainable Farming, and yet another is about producing and marketing food during and after a pandemic.

There is not an online platform that provides tools to agriculturalists that will compete directly with AgWiki as a finalized product. Small pieces of AgWiki exist within other social media products including LinkedIn and Facebook, though those products lack focus on specific issues and do not offer expertise from researchers and agronomists from all around the globe. AgWiki is a place for all those that grow any amount of food or fiber to engage with experts on controlling insects in their garden or managing the health of the soil in a field that drains into a local water source or stream.

Current Stage and Roadmap

<u>Current Development</u>

AgWiki.com currently exists online as a product that offers some tools that will ultimately be available to users and does resemble how the final product will operate and the overall user experience. The site is well beyond the "minimal viable product" stage, though it lacks some functionality that needs to be built or completed to offer tools that will be valued by many in agriculture.

Features that currently exist include: creating a profile, selecting which topics you would like to follow, checking your local weather, commodity pricing, following and messaging other users, creating or joining a group, and posting content. Future improvements and tools targeted for launch in the 3rd quarter of 2021 include a library for every user to store research, agronomic information, etc. Also, our most extensive tool to develop and roll out is related to education. Near-term planning is underway to launch a multi-language educational platform to foster the sharing of information from continent to continent. Our goal is to roll-out phase 1 of the educational platform by the end of the second quarter of 2021.

Our beta testing process is constantly evolving as we seek to introduce new aspects of

AgWiki that impact specific features like enrollment, bookmarking content, and sharing information on other social sites to bring on more users. Though the current system does have some ads within the main feed and news page, our advertising and sponsorship placements will change substantially as we launch advancements in the Group and Commodity sections of AgWiki.

Future RoadMap

Near term key milestones for AgWiki evolve around three ongoing developments that are moving forward simultaneously. Each initiative is crucial to the other, and each will greatly benefit from an increase in revenue.

Further operational/technical development of AgWiki - advancing existing tools on AgWiki and developing and launching new concepts. -- Our goal is to develop and launch global commodity and weather sections within AgWiki. Farmers' requirements for weather and grain/livestock/produce price information varies significantly from the average person. Also, timely weather information is perhaps no more crucial to any industry. As current tools on AgWiki are enhanced, and others are developed, our ability to align with target user interests will heighten. An example is to offer a state-of-the-art Group capability allowing farmers and researchers to be targeted with the information they share, benefiting all those participating.

Marketing to our target users -- our marketing plan includes using current social media and traditional media as core elements of growing awareness of AgWiki. Within the agricultural sector, we will have unpaid and paid placements announcing our site domestically and internationally. We will further optimize our marketing and sales efforts by leveraging lead generations from paid traffic from existing social and agricultural/food web sites.

Growing our user base - Independent from digital marketing efforts, the AgWiki team will utilize personal and professional relationships across the industry to bring groups of farmers and ranchers on board. Examples include grower associations at the state, national, and global levels in the area of Beef Cattle, Corn, Rice, Pork, Fruit and Vegetable, Wine, Sheep, Hay, Equine, etc. Also, outreach is planned to farm and ranch youth organizations like FFA and 4-H with membership exceeding 5 million.

The plan for AgWiki is to continue with its current operating system for the coming months. After user numbers increase significantly and our requirements expand in other areas, AgWiki will be migrated over to a Java system, integrating with other software to meet the site's demands.

The Team

Officers and Directors

Name: John LaRose Sr.

John LaRose Sr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman/CFO
  Dates of Service: May 01, 2015 - Present
  Responsibilities: Corporate governance and financial oversight. John LaRose Sr. directs the company in the area of state and federal compliance. His role also leads the organization's financial team and is ultimately responsible for all financial statements of record. Mr. LaRose Sr. does not take salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Mid-American Farm Publications Inc.
  Title: President
  Dates of Service: November 20, 1983 - March 01, 2018
  Responsibilities: Corporate Oversight

Other business experience in the past three years:

- **Employer:** National No-Tillage Conservation
  Title: President
  Dates of Service: February 01, 1994 - Present
  Responsibilities: Corporate governance, financial oversight.

Name: John LaRose Jr.

John LaRose Jr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & Vice Chairman
  Dates of Service: May 01, 2015 - Present
  Responsibilities: Company oversight and external engagement. Mr. LaRose Jr. does not currently take salary compensation for this role. External engagement is a significant role at AgWiki as we work to introduce the organization to key groups and influencers around the globe. Example: Cotton Inc, - farmer group in the United States. John also works directly with university researchers to entice them to provide up-to-date farm information. This position also acts as the liaison between the board of directors and the CEO.

- **Position:** President
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Corporate oversight and governance. Mr. LaRose Jr. does not currently take a salary compensation for this role.

Name: Randy P. Krotz

Randy P. Krotz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: June 19, 2018 - Present
  Responsibilities: Oversee the day-to-day operations of the company. Randy works on a daily basis with the IT/Development vendor and the marketing team. He also manages all aspects of AgWiki's social media presence and outreach. Development, testing, and launch of all features of the AgWiki site are managed by the CEO Mr. Krotz takes a salary compensation of $8,000 per year for his role.

Other business experience in the past three years:

- **Employer:** U.S. Farmers & Ranchers Alliance (USFRA)
  Title: Chief Executive Officer
  Dates of Service: May 01, 2012 - May 01, 2018
  Responsibilities: Oversee management and staff related to day to day operations of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the agricultural technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for global online agricultural collaboration. Our revenues are therefore dependent upon the market for such services.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release certain features of the product would be the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the Vice Chairman and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than they currently are. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
AgWiki, Inc. was formed on May 1, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history and effectively no revenue. If you are investing in this company, it’s because you think that the Company's products and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns certain trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may negatively impact the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is

possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in the Company's services or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John LaRose Sr.	125,000,000	Class A Common Stock	48.0
John LaRose Sr.	50,000,000	Class B Common Stock	48.0
John LaRose Jr.	125,000,000	Class A Common Stock	48.0
John LaRose Jr.	50,000,000	Class B Common Stock	48.0

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 21,400,000 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 900,000,000 with a total of 301,925,000 outstanding.

Voting Rights

1 Vote Per Share

Material Rights

The total amount of shares on a fully diluted basis (301,925,000) includes 295,095,520 shares issued and 6,829,480 shares reserved pursuant to an equity incentive plan.

<u>Voting Rights of Securities sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint, the Vice Chairman of the Company (the "Vice-Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Vice-Chairman determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Vice-Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the

Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 100,000,000 with a total of 100,000,000 outstanding.

Voting Rights

10 votes per share

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the Vice Chairman of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company is pre-revenue and has been in the development stage since its inception. The original build-out of the company's platform did not meet the long-term requirements necessary for speed and flexibility. As the technology for social media platforms evolved beyond the capability of its original product, the company built a new product utilizing software that allows for flexibility and growth and includes a new design.

Cost of Sales

As mentioned above, the Company is pre-revenue, thus there is no cost of sales.

Expenses

The Company's expenses consist of, among other things, payroll expenses, advertising, and marketing, web hosting, outside services contractors, independent contractors, travel expenses, rent expense ...etc

Total operating expenses also went from $38,160 in 2019 to $30,560 in 2020, the decrease was mainly due to product development expenses.

As of December 31, 2020, total operating expenses consist of advertising and marketing at $500.00, and general and administrative expenses (G&A) at $30,560. G&A expenses is made up of payroll expenses at $8,459, contractors/outside services at $8200, web hosting services at $5,842 travel expense at $1,316, legal and professional at $2,398 and the remainder in miscellaneous office expenses like repair and maintenance, bank charges, and supplies...etc.

The Company's investment in developing its platform to be ready for its target market and audience caused the company to incur a total loss of $41,949 as of December 31, 2020.

Historical results and cash flows:

The Company had an accumulated deficit of $235,204.00 and cash in the amount of $3,066.00 as of December 31, 2020. The Company has been supported by its founders since its inception and intends to continue raising additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

As of December 31, 2020, cash used in operating activities went down to $30,501 as of December 31, 2020, from $38,077 as of December 31, 2019. The decrease in cash used in operating activities was mainly due to an increase in accrued interest on loan payable.

Financing Activities

As of December 31, 2020, cash provided by financing activities decreased to $33,000 from $35,000 in 2019. The decrease in cash provided by financing activities in 2020 was mainly due to the company borrowing less in 2020.

The Company’s management is positive about the Company’s prospects and does not think that the current historical results and cash flows are representative of what to expect in the future. The company is very close to coming out of its development stage and management is putting in place strategies that are projected to lead the company to generate sales in the next 6 months. The Company will implement a phased-in approach to collecting a varying monthly fee based on the level of a user's participation. Additionally, it plans to add advertisers to the main feed and collect a fee for sponsoring specific Groups. The Company elected to wait until reaching 10,000 registered users before selling ad space and is expecting to begin selling advertising space at any time in the next six months.

Management also thinks that the Company’s competitive advantages of its leadership team’s knowledge of the global ag industry, the lack of direct competitors in the industry, the engagement of farmers researchers, and other experts as thought/community leaders that have topic expertise is helping the company to continue to grow, build traction and position itself as a leader in its industry.

In light of all of the above, the company is confident it will gain market shares, start generating sales and possibly turn around its losses and be profitable in future years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

From December 29, 2015 through May 2, 2016 the company entered into 3 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $71,350. The loans bear an interest rate of 4% per annum and the repayment of the loans is on demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal.

From June 1, 2016 through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 4 years after the issuance date of each loan agreement. and if not paid, interest shall become part of the principal.

From January 23, 2020 through October 29, 2020, the company entered into 13 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $33,000. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 12 months from the issuance date of each loan agreement. and if not paid, interest shall become part of the principal

As of December 31, 2020, and December 31, 2019, the outstanding balance of these loans to Mr. John La Rose Sr. is in the amount of $203,850 and $170,850, out of which $73,533 and $46,658 is classified as the current portion while the rest is the non-current portion. Accrued interest on the notes is in the amount of $30,509 and $19,120, as of December 31, 2020 and 2019 respectively and it is classified as current liability.

The company currently has on hand $3,066 for operating expenses.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The crowdfunding funds are vital to the timely growth of AgWiki.com but are not critical to the financial maintenance of AgWiki, Inc. Based on management experience, nearly ninety percent of the companies near-term growth upside is dependent on acquiring outside funding.

AgWiki needs additional funding, beyond our current monthly investment in maintenance, in order to drive growth in the company. This growth is primarily related to an increase in users enrolling on the site, which is directly tied to funding that will allow for marketing and further development of the tools on AgWiki.

Though AgWiki is currently an operating entity online, it is somewhat in a stealth mode until funds are available to raise awareness to our potential users around the globe. An increase in operating funds will be used for marketing and further IT/development of AgWiki. Development will be an ongoing and increasing cost to AgWiki as growth occurs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Any crowdfunding monies are vital to the timely growth of AgWiki.com but are not critical to the continued financial maintenance of AgWiki, Inc.

The goal is that with outside investment, personal funding will not be required but will be available if needed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum is $10,000. If only the minimum dollar amount is raised using Crowdfunding, AgWiki will continue to operate with limited growth potential for 2 to 3 months.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum being $975,000 to $1,070,000.

Hitting the maximum would allow AgWiki to budget dollars over 12 to 18 months for marketing and site development that would correspondingly drive growth. With the global market opportunity that exists for the company, funding has an immediate impact on reach and user growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The present stockholders will continue to fund AgWiki, Inc., and company leadership will continue to seek outside investors and partnerships.

Indebtedness

- **Creditor:** Mr. John M. La Rose Sr
  Amount Owed: $71,350.00
  Interest Rate: 4.0%
  From December 29, 2015 through May 2, 2016 the company entered into 3 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $71,350. The loans bear an interest rate of 4% per annum and the repayment of the loans is on demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020 is in the amount of $71,350.

- **Creditor:** Mr. John M. La Rose Sr.
  Amount Owed: $99,500.00
  Interest Rate: 8.0%
  From June 1, 2016 through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 4 years after the issuance date of each loan agreement. and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020 is in the amount of $99,500.

- **Creditor:** Mr. John M. La Rose Sr.
  Amount Owed: $33,000.00
  Interest Rate: 8.0%
  From January 23, 2020 through October 29, 2020, the company entered into 13 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $33,000. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 12 months from the issuance date of each loan agreement. and if not paid, interest shall become part of the principal

Related Party Transactions

- **Name of Entity:** John M. La Rose Sr.
  Relationship to Company: Founder
  Nature / amount of interest in the transaction: From December 29, 2015 through May 2, 2016 the company entered into 3 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $71,350.
  Material Terms: The loans bear an interest rate of 4% per annum and the repayment of the loans is on demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020 is in the amount of $71,350.

- **Name of Entity:** John La Rose Sr.
  Relationship to Company: Founder
  Nature / amount of interest in the transaction: From June 1, 2016 through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500.
  Material Terms: The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 4 years after the issuance date of each loan agreement. and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020 is in the amount of $99,500.

- **Name of Entity:** John M. La Rose Sr.
  Relationship to Company: Founder
  Nature / amount of interest in the transaction: From January 23, 2020 through October 29, 2020, the company entered into 13 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $33,000.
  Material Terms: The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 12 months from the issuance date of each loan agreement. and if not paid, interest shall become part of the principal

Valuation

Pre-Money Valuation: $20,096,250.00

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

Valuation Basis

The Company's Board of Directors has determined the Company's pre-money valuation in good faith based primarily on projections the Company has developed for future revenues. The Company does not have significant operating history and has not identified competitors or other companies with comparable financial profiles. The Company's principals are knowledgeable and have substantial experience operating companies in the agricultural information industry. The Company does not have prior round valuations because the Company's founders have primarily funded the Company's operations to date from their own resources. Although the Company's Board has developed its projections in good faith, the pre-money valuation relies heavily on subjective factors and the Board's own experience. Actual results could vary materially as a result of a number of factors described elsewhere in this memorandum.

AgWiki is not currently collecting fees from any users. We plan to introduce that feature once we complete an improved onboarding process and launch the educational platform. Target is the end of the second quarter. There is not a current waitlist for users. New users come to AgWiki with a direct relationship to our marketing and outreach efforts.

Our pre-money valuation is based on the management team's comprehensive understanding and experience in agriculture and social media space, an estimated user base and growth model that includes various participation levels via varying monthly fees. Early in the life of AgWiki, we recognize there will be some global markets that are less likely to seek some of the tools offered on the site. For example, a commodity tool and weather section may be of less value to some farmers and ranchers than others. Research information or educational platform participation may also vary for reasons of geography and demographics.

User fee levels will differentiate based on the tools an individual utilizes. Private groups sponsored by companies, organizations, or individuals will fall into the higher monthly range, while advertising revenue could be generated for a specific group and potentially shared with the sponsor/organizer as an incentive.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  AgWiki would use 20% of the minimum funding to raise awareness of the organization directly to potential users.

- *Research & Development*
  76.5%
  A core goal for AgWiki is to further the development of our current platform. Our focus would be to develop and launch the education widget on the site, as our research indicates that it will bring agriculture experts to AgWiki.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  20.0%
  Current employees would receive 20% of funds due to not receiving any income over the past 3 years (Deferred Compensation)

- *Marketing*
  35.0%
  All aspects of user outreach and customer acquisition and marketing/advertising are included in this percentage.

- *Research & Development*
  41.5%
  AgWiki will be advanced to the next generation software within Java software language and Apple/Google Play apps will be created.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://agwiki.com (agwiki.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/agwiki

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AgWiki, Inc.

[See attached]

AGWIKI, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
AgWiki, Inc.
Perryville, Missouri

We have reviewed the accompanying financial statements of AG Wiki, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 9, 2021
Los Angeles, California

AgWiki, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	3,066	$	567
Total current assets		**3,066**		**567**
Total assets	**$**	**3,066**	**$**	**567**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current portion of Loan Payable		130,317		48,658
Accrued interest on Loan Payable		30,510		19,120
Total current liabilities		**160,827**		**67,779**
Loan Payable		73,534		122,192
Total liabilities		**234,360**		**189,971**
STOCKHOLDERS EQUITY				
Common Stock Class A		2,498		2,498
Common Stock Class B		1,000		1,000
Additional Paid In Capital (APIC)		411		353
Retained earnings/(Accumulated Deficit)		(235,204)		(193,255)
Total stockholders' equity		**(231,295)**		**(189,404)**
Total liabilities and stockholders' equity	**$**	**3,066**	**$**	**567**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	30,060	37,970
Sales and marketing	500	194
Total operating expenses	30,560	38,163
Operating income/(loss)	(30,560)	(38,163)
Interest expense	11,389	8,153
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(41,949)	(46,316)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (41,949)**	**$ (46,316)**

See accompanying notes to financial statements.

AgWiki, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Class A			Common Stock Class B			Additional Paid in Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares		Amount	Shares		Amount					
Balance—December 31, 2018	249,795,000	$	2,498	100,000,000	$	1,000	$	266	$	(146,939)	**$ (143,174)**
Sharebased Compensation	205,000			-		-		86			86
Net income/(loss)										(46,316)	(46,316)
Balance—December 31, 2019	**250,000,000**	**$**	**2,498**	**100,000,000**	**$**	**1,000**	**$**	**353**	**$**	**(193,255)**	**$ (189,404)**
Sharebased Compensation	1,000,000			-		-		58			58
Net income/(loss)										(41,949)	(41,949)
Balance—December 31, 2020	**251,000,000**	**$**	**2,498**	**100,000,000**	**$**	**1,000**	**$**	**411**	**$**	**(235,204)**	**$ (231,295)**

See accompanying notes to financial statements.

AgWiki, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(41,949)	$	(46,316)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Sharebased compensation expense		58		86
Changes in operating assets and liabilities:				
Accrued interest on Loan Payable		11,389		8,153
Net cash provided/(used) by operating activities		**(30,501)**		**(38,077)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans Payable		33,000		35,000
Net cash provided/(used) by financing activities		**33,000**		**35,000**
Change in cash		2,499		(3,077)
Cash—beginning of year		567		3,643
Cash—end of year	**$**	**3,066**	**$**	**567**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	11,389	$	8,153
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

AgWiki, Inc. was originally incorporated on May 1, 2015 as Ag World Today, Inc. in the state of Delaware. On April 12, 2016, the Company restated its certificate of incorporation to change its name from Ag World Today, Inc., to AgWiki, Inc. The financial statements of AgWiki, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Perryville, Missouri.

AgWiki connects a global community of farmers, gardeners, researchers, and nutritionists working together to discover and share solutions to food sustainability, hunger, and climate change through social engagement. Connecting the worldwide food industry to share information, aid in education, and build relationships will have a long-term benefit on the challenges facing food production. Over 500 million family farms manage most of the world's agricultural land and produce most of the world's food. Our goal is to connect farmers and ranchers to allow information regarding plant and animal production to be shared by all those growing food and addressing nutrition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

AgWiki, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company would recognize revenues primarily from the sale of its services including user fees, partnerships with sponsors, and online agronomic classes when (a) persuasive evidence that an agreement exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (b) delivery has occurred or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $500 and $194, which is included in sales and marketing

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 9, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 900,000,000 shares of common class A with par value of $0.00001 and 100,000,000 of common class B with par value $0.00001. As of December 31, 2020, 251,000,000 shares of class A and 100,000,000 shares of class B have been issued and are outstanding. As of December 31, 2019, 250,000,000 shares of class A and 100,000,000 shares of class B have been issued and are outstanding respectively.

4. SHAREBASED COMPENSATION

In 2016, the Company entered into Restricted Stock Purchase Agreement with the employees and service providers called 2016 Equity Incentive Plan. Provided purchaser continues to provide services to the company or any subsidiary or Parent of the company at all times from the Effective date until the full shares are vested. All unvested shares shall vest until the earliest occur: a) the date all of the Shares are Vested Shares b) the Termination date c) the date vesting otherwise terminates pursuant to this agreement of the plan.

The company reserved 50,000,000 shares of Its Common Stock pursuant to the plan, which provides for the grant, which provides for the grant of shares of stock, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The Common Stock were valued using fair value, equal to the fair value of the shares, amounted to $0.00001.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value
Outstanding at December 31, 2018	**17,117,662**	**171**
Granted	205,000	2
Vested	(8,630,356)	(86)
Cancelled	-	
Outstanding at December 31, 2019	**8,692,306**	**87**
Granted	1,000,000	10
Vested	(5,827,546)	(58)
Cancelled	-	
Outstanding at December 31, 2020	**3,864,760**	**39**

Restricted Stock expenses for the years ended December 31, 2020 and December 31, 2019 was $58 and $86, respectively.

5. DEBT

Loans Payable

From December 29, 2015 through May 2, 2016 the company entered into 3 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $71,350. The loans bear an interest rate of 4% per annum and the repayment of the loans is on demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal. The following is the schedule of future maturities

As of Year Ended December 31, 2020		
2021	$	47,567
2022		23,783
2023		-
2024		-
Thereafter		-
TOTAL		**71,350**

From June 1, 2016 through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 4 years after the issuance date of each loan agreement. and if not paid, interest shall become part of the principal. The following is the schedule of future maturities.

As of Year Ended December 31, 2020		
2021	$	49,750
2022		24,875
2023		24,875
2024		-
Thereafter		-
TOTAL		**99,500**

From January 23, 2020 through October 29, 2020, the company entered into 13 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $33,000. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 12 months from the issuance date of each loan agreement. and if not paid, interest shall become part of the principal. The following is the schedule of future maturities.

As of Year Ended December 31, 2020		
2021	$	33,000
2022		-
2023		-
2024		-
Thereafter		-
TOTAL		**33,000**

As of December 31, 2020, and December 31, 2019, the outstanding balance of these loans to Mr. John La Rose Sr. is in the amount of $203,850 and $170,850, out of which $73,533 and $46,658 is classified as the current portion while the rest is the non-current portion. Accrued interest on the notes is in the amount of $30,509 and $19,120 , as of December 31, 2020 and 2019 respectively and it is classified as current liability.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(8,076)	$	(10,023)
Valuation Allowance		8,076		10,023
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(27,608)	$	(19,532)
Valuation Allowance		27,608		19,532
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $83,857, and the Company had state net operating loss ("NOL") carryforwards of approximately $83,857. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

From December 29, 2015 through May 2, 2016 the company entered into 3 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $71,350. The loans bear an interest rate of 4% per annum and the repayment of the loans is on demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal.

From June 1, 2016 through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 4 years after the issuance date of each loan agreement. and if not paid, interest shall become part of the principal.

From January 23, 2020 through October 29, 2020, the company entered into 13 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $33,000. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 12 months from the issuance date of each loan agreement. and if not paid, interest shall become part of the principal

As of December 31, 2020, and December 31, 2019, the outstanding balance of these loans to Mr. John La Rose Sr. is in the amount of $203,850 and $170,850, out of which $73,533 and $46,658 is classified as the current portion while the rest is the non-current portion. Accrued interest on the notes is in the amount of $30,509 and $19,120, as of December 31, 2020 and 2019 respectively and it is classified as current liability.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 9, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $30,560, an operating cash flow loss of $30,501 and liquid assets in cash of $3,066, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

AgWiki

Solving World Food Problems Socially


agwiki
Solving world food problems socially™

Website | Perryville, MO | AGRICULTURE | CONSUMER INTERNET

AgWiki is an online platform where farmers, and agriculturists, ranchers(and those in the food industry) all over the world connect and build relationships with one another. With approximately 28% of employed people across the globe working in agriculture, AgWiki provides a space for food producers everywhere to share and receive and share valuable knowledge.

$126,348 raised

192 Investors	$20.1M Valuation
$0.05 Price per Share	$200.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	4 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 12 | Comments | Follow

Reasons to Invest

- Social good: AgWiki helps disseminate crucial environmental and agronomic information that could potentially have huge impacts on food production everywhere
- Massive potential user base: There are nearly 570 million farms on the planet, with approximately 28% of all working people globally being employed within the agricultural industry
- Collaboration with industry leaders: AgWiki attracts users by seeking out reputable and influential figures within the agriculture scene

A socially relevant, easy-to-use platform for food producers

Rewards

Get rewarded for investing more into AgWiki:

$200+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment

The Tomato Plant

3 trees planted in your name + Join our investor-only community on AgWiki.

Approximately 28% of all people employed across the globe work in agriculture. And although there is a vast wealth of knowledge about agriculture and farming, many food producers have limited access to it.

AgWiki provides a platform for agriculturists to share and seek information while building relationships with their industry peers. With over 2,200 users already on board, we're just getting started. We seek to change the game for food producers across the globe—and help solve world hunger and starvation while we're at it.



28%
of the globally employed work in agriculture
That was roughly 1B people in 2018
But the industry's members lack ways to share their knowledge with each other.

(Source)

THE PROBLEM

Lack of access to agronomic information = global malnourishment

Climate change has created increasingly difficult conditions across the globe for both crop and livestock farming.

Based on our extensive experience, there are vast amounts of agricultural knowledge and research, yet many food producers have limited access to this important agronomic information. For example, methods for something as vital as crop and livestock disease control are not shared around the globe on a regular basis.

In its basic form, farming is uncomplicated.

1. Put a seed in the ground.
2. Give the seed water and sunlight.
3. Harvest and repeat.



shutterstock

$1,000+
Investment
The Flower Garden
5% bonus shares + 6 trees planted in your name + Join our investor community.

$2,500+
Investment
The Vegetable Garden
7% bonus shares + 10 trees planted in your name + Join our investor community.

$5,000+
Investment
The Wheat Field
10% bonus shares + 15 trees planted in your name + Join our investor community.

$10,000+
Investment
The Rice Field
15% bonus shares + 20 trees planted in your name + Join our investor community.

$20,000+
Investment
The Corn Field
20% bonus shares + 25 trees planted in your name + Join our investor community.


But, climate change is making crop and livestock farming increasingly difficult.

(Source)

With more than 815 million malnourished people throughout the world and hunger as the leading cause of death globally, we simply can't afford such limited knowledge sharing.





815M

malnourished people worldwide



> As per *The Global Nutrition Report 2020*, "various forms of malnutrition — **underweight**, undernourished, overweight, and obese — **have become the leading causes of death and illness worldwide.**

(Source)

When you have a planet of *7 Billion people*, how do you keep them fed?

THE SOLUTION

Addressing world hunger via knowledge sharing

AgWiki has created a helpful and easy-to-use knowledge-sharing platform to connect food producers and provide life-saving information across the globe.


agwiki
Solving World Food Problems Socially
Together we can solve the world's food problems.
Comments (3)

**The product is currently under development, final results, layout and features may differ.*

By enabling global communication between agriculturalists and researchers, agwiki will help:

1. Farmers become more aware of current issues and solutions in their fields.
2. Farmers become more advanced with new techniques via shared info.
3. Farmers increase their yearly bounties, leading to greater available food sources globally.

THE MARKET

Agriculture is a vast global industry we all rely upon for survival

With nearly 570 million farms on the planet, approximately 28% of all people employed across the globe work in agriculture. That's approximately 1 billion people who we believe could benefit from the type of information sharing offered by AgWiki.


28%
of all people employed globally work in agriculture


1B
can benefit!

(Source 1, Source 2)

OUR TRACTION

Launched and building a community

In 2020, AgWiki launched as a Minimum Viable Product. Focusing on usability, our digital production team has made significant strides in developing a standout product. Currently, AgWiki has nearly 2,300 registered users.


2200+
registered users as of December 2020
Following
Followers
Find People
Dr Anirudh Garg
New Delhi, DL
Randy Krotz
WILDWOOD, Missouri
John LaRose Jr.
St Louis, MO
Stewart McConachy
MESSAGE

The product is currently under development, final results, layout and features may differ.

An important component of our information-sharing system, we've also begun introducing AgWiki to crucial influencers who are now onboarding as Community and Thought Leaders.

Thought Leaders



KIM BREMMER

Kim is a nationally recognized speaker and founder of AgInspirations.com.



MSASA JAMES

Msasa is the Managing Director of Bonde La Baraka.



DR. CURTIS LIVESAY

Dr. Livesay is a Certified Crop Adviser



NANCY KAVAZANJIAN

Nancy is a Wisconsin crop farmer who helps manage a 2000 acre family grain farm

WHAT WE DO

AgWiki is an all-encompassing platform for agriculturists

agwiki Features

- Join groups
- Share documents



Paste a URL, video link, or enter your post...
Choose File No file chosen
POST
Search Posts
Select Topic
SEARCH

- Private messaging
- Cloud-based app

- News
- Weather Info.
- Ag Market Updates
- Ag Equipment
- Expert Analysis
- Trends & Reports

**The product is currently under development, final results, layout and features may differ.*

Users are able to:

- Join groups with similar interests and geolocations.
- Build relationships with their fellow agriculturists across the globe.
- Share research documents with their followers or in groups.
- Learn from Community and Thought Leaders hand-selected by AgWiki.
- Stay up to date with news on ag topics aggregated from around the world, as well as market updates and analysis on ag commodities.
- Buy or sell used equipment, as well as connect with local equipment dealers to buy new.
- Access educational courses and receive certification in various topics of interest and importance (COMING SOON).

THE BUSINESS MODEL

Generating revenue by adding value for users


3 Revenue Streams
User Fees
Parternships
Online Classes
agwiki

**The product is currently under development, final results, layout and features may differ.*

For AgWiki, we foresee 3 future revenue streams:

User fees:

- Varied by region and usage
- Starting at $5/month, maxing out at $200/month

Partnerships:

- Selling ad space on AgWiki
- Working with organizations that will sponsor various AgWiki Group pages

Online classes:

- Collaborating with agronomic educators and institutions to provide courses in various subject matters (e.g., water preservation, soil health, sustainable production methods)
- Users receive certification for classes taken

HOW WE ARE DIFFERENT

Curated, regulated information for an agricultural audience

Currently, there does not appear to be a global competitor doing what we do. As a dedicated agronomic information platform, industry expertise is key for us. Our Community and Thought Leaders provide users a broad-section of professional agricultural, livestock, and food know-how.



agwiki
Solving World Food Problems Socially
helps agriculturalists share & receive vital info.



My topics
Add topics
TOPICS (click a topic to remove it)
Ag Innovation
Ag Tech
AgriBusiness
Apps / Software
Buy & Sell
Coffee
Coronavirus/COVID
Fermentation / Wine
Food / Nutrition
Gardening
Dashboard
Alerts
Messages







The product is currently under development, final results, layout and features may differ.

Although platforms such as Facebook and LinkedIn provide some piecemeal features connecting people within the agriculture industry, such as interest groups dedicated to niche or general farming topics, they simply don't offer the curated ag space that AgWiki does. Our goal is to maintain AgWiki's social sharing purpose when it comes to the topics at hand. The goal of the platform is not to spark conversations around topics with a political agenda, it is to share important resources and information that can benefit the people using our platform.



Facebook & LinkedIn don't offer the solutions agriculturists need.

Core Problems With facebook

- Manual operation
- No tools
- No suggestions
- No user skill sets
- Threads can't be archived
- No topics
- Too many distractions
- No rules of engagement

Core Problems With LinkedIn

- Manual operation
- No tools
- Suggests for industry only
- Threads can't be archived
- No topics
- Too much clutter
- No rules of engagement

The above data is based on management's experience and research.

THE VISION

A massive user base to provide value all over the world

Within three years, we hope to reach two million active users.

Our ultimate vision is to become a well-known and highly valued resource for all those seeking to find or share food production information.


2M*
active users
by 2024

**The projected users is based solely on good faith analysis conducted internally, actual results may differ.*

OUR LEADERSHIP

Broad diversity of professional experience paired with strong collaboration

John LaRose Jr. and John LaRose, Sr. worked together to bring an idea forward that was originally based on the concept of sharing university-level research with crop producers worldwide. AgWiki is rooted in the idea of helping to spread awareness and making this valuable information globally accessible to farmers, ranchers, and agriculturalists.

From day one, most of the AgWiki team has been interacting virtually with peers and leadership in the agriculture space, and each team member possesses strong collaborative skills—all of which we believe are necessary in order to cultivate and curate a valuable resource that bridges borders and connects the global agriculture community.


Our Leadership
JOHN M. LAROSE SR.
Chairman / CFO
JOHN M. LAROSE JR.
Vice Chariman / President
RANDY KROTZ
Chief Executive Officer

WHY INVEST

Help us work toward solving world food problems

In an information and technology age as powerful as the one we currently live in, AgWiki sees no reason why so many people across the globe should be malnourished, why so many should die from starvation.

We're striving to be part of the solution. Are you?

agwiki is working to end world hunger by connecting the agricultural world.



Meet Our Team



John LaRose Sr.

Chairman/CFO

John M LaRose, Sr. is the Chairman of the board and CFO of Agwiki. He has been the publisher of agricultural news mediums since the mid-1980s, developing one of the first specialty media outlets targeting farming, farming communities, manufacturing, conservation, and related topics. The MidAmerica Farmer Grower is an ag-paper that was born out of a one-page community newspaper series, owned by LaRose, covering topics in a rural mid-western community; eventually, MAFG expanded to cover 7 US states with an exclusive focus on Ag and Ag specializations. He is the president of the annual Cotton and Rice Conference, first founded in farm shows where eventually under the direction of LaRose the conference partnered with universities to become one of the United States' largest educational print hubs highlighting technologies that make feeding Americans not only newsworthy but informational and educational. John Sr. has directed the conference from its inception to its current 24 years. LaRose has a background in studio photography and media development for chambers of commerce. A factoid about LaRose is he entered college to study Law and elected to leave the university system to begin his career in entrepreneurial endeavors.



John LaRose Jr.

Vice Chairman / President

Like most family businesses for the past 30 plus years John Jr. I have found himself working in both the publishing business Mid-American farmer grower, the Annual Ag Conservation Systems Conferences as well as the professional photography studio.

Starting at an early age I have had an entrepreneur spirit for business adventures. My professional biography also includes buying, rehabbing, renting, and selling residential and commercial real estate, as well as hosting and teaching business seminars on marketing, management, and leadership as well as a business consultant. I have been a photography instructor at the Perryville Career Center, where I have served for 24 years. I'm a past president and vice-president of a Perryville Missouri Rotary Club, I have served as a two-term president on a Missouri Area Career Center and Business Industry Council, I am a past member of Toastmasters, and I have been active in other community and business organizations. Volunteer experiences include work with non-profits such as Goodwill, a local homeless shelter, the Salvation Army, and the St. Vincent De Paul Church.

My passion for humanity is rooted in the personal and professional goal of "inspiring the world one person at a time." My new focus is on a new global effort with AgWiki.com. The idea of AgWiki came to me back in 2008 when I penciled out a plan to help feed the world. Then in late 2012 my father and I created a partnership to vet the idea. That process which has taken hours and hours of hard work has brought us to where we are today, building AgWiki..com. Our hope is to bring together Growers, Researchers, and industry to share Information, Education, and relationship to help feed the world.



Randy Krotz

Chief Executive Officer

I am a food and agriculture executive with extensive knowledge in public relations, digital analysis, social media, as well as marketing and advocacy management. Outstanding success in building proactive partnerships with domestic and international governmental, community, and industry groups. Recognized for creating stakeholder relationships that align with business imperatives. I have nearly 25 years of experience ranging from Food, Health Care, Agriculture, and Biotechnology.

Business development and executive management have been the backbone of my career. Building relationships across the agriculture and food industry has always been a core focus and skill.

My career has included working for three Fortune 200 companies and supporting numerous other leading corporations while serving as a senior leader with dynamic public relations and marketing organizations.

Offering Summary

Company	AgWiki, Inc.
Corporate Address	19 North Main, Suite B, Perryville, MO 63775
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	Equity
Security Name	Class A Common Stock
Minimum Number of Shares Offered	200,000
Maximum Number of Shares Offered	21,400,000
Price per Share	$0.05
Pre-Money Valuation	$20,096,250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint, the Vice Chairman of the Company (the "Vice-Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Vice-Chairman determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Vice-Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 5 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first 15 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first 25 days and receive an additional 10% bonus shares.

Amount-Based:

$500 | The Tomato Plant

3 trees planted in your name + Join our investor-only community on AgWiki.

$1,000 | The Flower Garden

5% bonus shares + 6 trees planted in your name + Join our investor community.

$2,500 | The Vegetable Garden

7% bonus shares + 10 trees planted in your name + Join our investor community.

$5,000 | The Wheat Field

10% bonus shares + 15 trees planted in your name + Join our investor community.

$10,000+ | The Rice Field

15% bonus shares + 20 trees planted in your name + Join our investor community.

$20,000 | The Corn Field

20% bonus shares + 25 trees planted in your name + Join our investor community.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AgWiki, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.05/ share, you will receive 110 Class A Common Stock, meaning you'll own 110 shares for $5. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Advertising to our User Base

10 days ago

As AgWiki continues to focus on new investors during our StartEngine campaign, we have occasionally targeted our actual user base with advertisements. This approach allows us to gain new users to our platform while directing our message to a generally non-traditional investor group, farmers and ranchers.

Below is the cover page of a publication that goes directly to thousands of farmers in the midwest and southern U.S. via direct mail and electronically. We have also included a screenshot of the first two pages of the publication to give you an idea of the type of content it includes. To see the entire publication go to http://tiny.cc/FarmerGrower.


MAFG
agwiki


MAFG
Baker Implement Co.

"Everyone talks about a better tomorrow, well now's your chance," has been a successful slogan for AgWiki since the initiation of our campaign. Our goal is to connect individuals that are growing food with their peers all over the world. At the same time, bringing university and independent researchers and agronomists into the conversations. Our planet has to continue to produce more for more people, with less impact on the environment. Agriculturalists need a venue to allow this to happen. AgWiki is that venue.

Consider investing today.

Two Common Questions for AgWiki

18 days ago

As our fundraising initiative has matured, we have received many potential investors' questions, but two are the most consistent. How will you make money, and what type of food producer best belongs on AgWiki? In the attached video, our CEO, Randy Krotz, answers both of those questions. Take a look. https://youtu.be/y0tPgckIAPM

Thank You!
AgWiki Team

Soil Health, and what AgWiki can do to help?

28 days ago

Long ago, my father told me that soil erosion is the Almighty's way of trying to level the earth. If you pause and consider the statement, it is pretty accurate. If the soil is left bare, with little or no organic matter to protect it, erosion will occur from water or wind. In many cases, the better the topsoil, the layer of soil that provides nutrients for vegetation, the more vulnerable it is to erosion. We've all seen incredible photos of dust storms across the Midwest and Plaines back in the 1930s and 40s. Primarily soil erosion was caused by the moldboard plow as the land was transformed from native prairie to tillable crop ground. Since that time, agriculturalists have sought to limit the loss of valuable topsoil, and conservation practices have become more effective decade after decade.

Maintaining soil health is a complex formula, whether dealing with a potted plant, a backyard garden, or a 100-acre field. Transitioning to intensive conservation practices has not always been easy for food producers. Extremes in weather, soil condition and slope, and the types of crops planted all impact how effectively we can conserve the soil. Practical conservation methods are utilized and increased on millions of acres globally each year, but university research does not guarantee exposure to crop producers or even agronomists. Peer-to-peer exchange is what can move the adoption of new ideas along. Early adopters adopt, and transition multiplies from there. In this video, I discuss how we address conservation on our farm in Kansas. https://youtube.KrotzFarm

AgWiki is created to bring together all those that grow and raise food or research crop and animal production. We want them to have access to each other to share methods and ideas within an environment designed for breaking down logistic or demographic barriers. Food producers have a crucial role in feeding a growing population without stripping our soil of its resources. The AgWiki Education Platform includes university professors and farmers' presentations discussing the introduction and utilization of new methods and new technology. Sharing production practices is why one of our core applications on AgWiki is designed to move information regarding sustainable production and environmental issues worldwide, from farmer to farmer, more quickly. See our educational tools at https://education.agwiki.com/

Randy P. Krotz
CEO – AgWiki, Inc.

Feeding the World without Starving the Planet

about 1 month ago

Feeding the World without Starving the Planet. Could there be a more monumental objective for farmers and food producers all over the world? The global population has more than doubled since the birth of the last baby-boomer. Simply stated, most of our natural resources are depleting, and like it or not, the way we have produced food has added to the challenge of feeding a growing population.

In the recently launched AgWiki ad campaign, we ask this simple question. If the 570 million farmers who grow food worldwide could share information with each other, would hunger still exist? I know agriculture well enough to guarantee every farmer and rancher on the planet has some unique process to make their farm and land better and more efficient. Food producers and the technology they adopt are the core components in improving our soil, water, and air.

AgWiki is a comprehensive platform that will help get the best information to farmers and ranchers. The need exists. We will fill the gap with groups created for specific topics, a specially designed educational platform, news and market information, weather, and a host of other information developed by each user. Our focus includes and reaches beyond sustainability and regenerative agriculture, growing hemp, animal health, GMOs, etc., etc.

Our second commercial is also running on major news and finance networks this month. It focuses on investing in a better tomorrow. Our knowledge base is matched by our utter commitment to bridging the gap that exists from farmer to farmer across the globe regarding best serving the planet.

Randy P. Krotz - AgWiki CEO

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, AgWiki has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in AgWiki be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

AgWiki 'Thought Leader' Addresses Sustainability

about 2 months ago

A primary initiative at AgWiki is our Thought Leader and Community Leader programs. We seek out farmers, ranchers, agronomists, and scientists from around the globe to create and share content that is specific to their individual areas of expertise. Below is an article from one of our expert Thought Leaders on one of the most crucial topics in food production.

Ignore Sustainability, Risk Losing Market Access

By Nancy Kavazanjian - Wisconsin Crop Farmer

https://go.agwiki.com/2020/12/10/ignore-sustainability-risk-losing-market-access/

Sustainability may mean different things to different people but that's no excuse for anyone to ignore the trend. Sustainably sourced food is mainstream and farmers and rural landowners who don't get on board likely will lose major markets for their products.

From the ground up, processes and procedures designed to measure and advance sustainability throughout the food system are being instituted. Companies with large buying clout such as Walmart, Costco and Kroger have turned to suppliers such as Cargill, Tyson, Dannon, General Mills and Perdue who in turn look to farmers for assurances that their products are being raised and produced sustainably.

When food companies measure sustainability they most often consider the soil, water, energy and air quality impacts of growing the food. Often this definition also includes the treatment of farmworkers and animals. While fair labor practices are not typically an item of concern in the U.S., where the minimum wage is mandated, labor issues are important in developing countries where multi-national food companies source coffee, cocoa, palm oil and other commodities. And, few companies are even adding assessments for biodiversity and habitat loss.

What this means for farmers and ranchers is we must start proving their sustainability in terms of animal welfare, manure management, land-use practices, fuel use and carbon output. They also must find ways to show continued improvements to our farm practices that improve our sustainability.

Thankfully, major farm organizations recognize the demand for food sustainability and have been working to help farmers measure and tell their sustainability stories both individually and cooperatively across the food chain. The lifecycle analyses, roundtable discussions and metric benchmarking our major commodity organizations are engaged with are good starting points. Initiatives of the Midwest Row-Crop Initiative, Soil Health Partnership and Field-to-Market activities add more depth to farming's involvement.

None of these initiatives go far enough. Already select farmers are being asked to provide documented proof, in terms of real measurements, of their sustainability improvements. Several well-financed companies offer computer programs that gather sustainability data from farmers and establish performance benchmarks for food companies to use in sourcing their meat, dairy, cotton, eggs and poultry. Next will come benchmarks for feed and manure management.

Once metrics are established lines are drawn, standards set and farms judged accordingly. Certainly, economics and financial well-being are part of the sustainability equation. Food companies understand, as do consumers, that farmers must make a livelihood to stay in business. Still, the burden now falls on individual farmers to demonstrate how they are using proper farming methods, technologies and management practices to protect the environment, their animals and their workers.

Anecdotal stories about earthworms, happy cows and pollinator habitats aren't enough. It's time to adopt the best science and advanced technologies available to show continual, real progress. We must share and compare our practices while recording and reporting our data to prove we are continually improving.

If farmers want to maintain their reputation as America's original environmentalists then it's vital to embrace the food sustainability movement. Track and analyze data. Try a new practice. Share and compare ideas and learn from others.

Only then will U.S. farmers be able to maintain their status as the people who feed the world.

Virtual Conferences - An example of AgWiki's Capabilities and Our Future

3 months ago

AgWiki is furthering the advancement of educational opportunities in Agriculture. The conference can be viewed at www.nctd.net. Please see this outline as an example of our forthcoming AgWiki Education Platform.

Nation's Leading Ag Educational Conferences Will Be Going Virtual On February 10, 2021

The 24th Annual Conservation Systems Cotton & Rice Conference, the Southern Corn & Soybean Conference, the Southern Precision Ag Conference, and the Delta States Irrigation Conference will be going live on *February 10, 2021.*

The Virtual Conferences will be available to the public free of charge on the 10th of February 2021.

There will be approx. 110 speaker presentations and over 50 CEU's (all disciplines) will be available for Certified Crop Advisors.

Sponsored by Cotton Incorporated, US Rice Producers Association, and a production of MidAmerica Farm Publications & AgWiki.com. Academic Partners are the University of Arkansas, Mississippi State University, University of Missouri, University of Tennessee, LSU AgCenter, Auburn University, and Texas A&M.

Technical Partners are USDA-ARS centers in Oxford, MS, Stoneville, MS and Auburn, Alabama Conservation Systems Conferences ***Virtual Experience 2021A production of MidAmerica Farmer Grower & AgWiki.com***

Free Virtual Conference with 110 Presentations and 55 Continuing Education Credits Available

- 70 Researchers
- 22 Farmers
- 10 Certified Crop Consultants
- 5 Round Table Presentations
- 52 PhDs

Rice
Soybeans
Cotton
Hemp

AgWiki Moving Forward

3 months ago

By Randy P. Krotz
AgWiki CEO
Feb. 2, 2021

Two years ago, as I was conducting a self-examination about the next step in my career, I was contacted by the founder of a new company called AgWiki. Joining a startup company was something I had never considered, primarily because most of my 35 years of professional experience have been in the corporate space, and I knew it would be a significant cultural change. Following multiple meetings with AgWiki's founder, I felt it could be a good fit for me and checked one big box – I needed a couple of years with much less travel. That may seem simplistic, but I was tired of airports and hotels. The bigger picture was that I found AgWiki to be an exciting concept, bringing farmers, ranchers, researchers, and food and fiber experts from all over the globe together under one roof, so to speak. After all, I had spent much of my career advocating for agriculturalists worldwide, so it seemed natural to step into a leadership role and help launch an exciting effort with the ultimate focus of "solving the world's food problems socially." A mantra that we established for the company about a year ago.

Now we are up and running with a social platform that is genuinely in its adolescence. Our plan for adulthood is clear, and we are inspired by the engagement of food producers from 19 countries around the globe. To this point, we have bootstrapped the launch of AgWiki and only recently initiated the search for outside investment. We looked hard at crowdfunding early but came back to it recently as that space has continued to evolve. Fortunately, we were sought out by StartEngine, which felt like a shot of adrenalin regarding our funding efforts. StartEngine provides exposure to pre-IPO companies like AgWiki and allows investors a straight-forward path to owning stock in the company. An added comfort for potential investors is it's SEC regulated. A fact that added a significant level of complexity in completing all aspects of the offering. If you want to learn more about our offering, go to www.startengine.com/agwiki.

The connection and passion I have for this project are multifaceted. Most of my work in agriculture has focused on getting consumers to engage with farmers and vice versa. In reality, it is always most enjoyable to see a farmer or rancher speak with a peer. Geography or demographics is not significant; there is always a connection. That is how I think about AgWiki, with the addition of farmers building long-term relationships virtually to better their individual farms while overcoming the obstacles that lie before all food producers.

See this article at https://go.agwiki.com/2021/01/29/moving-agwiki-forward/

Why AgWiki?

3 months ago

View this short video from our CEO - Randy Krotz, discussing the direction and goals for AgWiki. https://www.youtube.com/watch?v=Z9r0Js7ueCo

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, AgWiki has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in AgWiki be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

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Timothy M. 2 months ago
What is the "investor community" described in the "tomato plant" level and beyond?

> **John LaRose Jr.** - AgWiki a month ago
> Timothy, we wanted to be creative on our food and agricultural-oriented investment levels. In reality, it simply means that trees will be planted in your name for a $500 investment.

Harish A. 23 INVESTMENTS 2 months ago
When does your fund raise close?

> **John LaRose Jr.** - AgWiki 2 months ago
> As of today, there are 58 days left in our raise. We will know soon if there is an extension planned.

VU V. 2 INVESTMENTS INVESTED 2 months ago
I like this concept. Wish Agwiki all the best

> **John LaRose Jr.** - AgWiki 2 months ago
> Thank you!

Connor M. SE OWNER 8 INVESTMENTS 2 months ago
Whats your go to market strategy for reaching smallholders in Africa and asia? Personally i think your revenue model is way to expensive for people at the bottom of the pyramid. Have you considered how you can explore local partnerships to build a marketplace freemium or ads based model? Issues like storage, access to markets, and agronomical services are key for the majority of the people i could see this benefiting

> **John LaRose Jr.** - AgWiki 2 months ago
> Connor, you make very good points regarding smallholder farmers around the world. Our revenue models do not include a collection of revenue from all users. It is dependent on several factors, including those you mention in your statement.

Pius H. 3 months ago
How much does one need to start with investment for AgWiki and are there certain facts of agricultural backgrounds or places that one have to fact on?

> **John LaRose Jr.** - AgWiki 3 months ago
> The minimum investment established for AgWiki is $200. Another online source to learn more about AgWiki is www.go.agwiki.com, or sign up as a user at www.agwiki.com

---

Ashutosh G. 19 INVESTMENTS 3 months ago
I am surprised to see the owners have given the initial investment amount as loan at 8% interest rate which is very higher than the market. Normally owners invest their money in starting and then later go for funding but in your case there is no investment from the owner which doesn't shows any ownership if company fails as he will get his amount back in 2years with huge interest rate which is not even available in market

> **John LaRose Jr.** - AgWiki 3 months ago
> Thank you for your question. Let me try to address your points.
>
> Investment as a founder comes not only as operating capital but also the daily focus in making the company wholly functional and successful. Loans to the company are between 4% and 8%, similar to the going rates at a conventional lending intuition for commercial loans.
> Each step of AgWiki's development has been costly. At times it was capital, and other times it was non-compensated labor. The capital investment is evident on the balance sheet; however, the thousands of hours the team has put into building AgWiki does not have its own line item.
>
> Thank you again.

Pius H. 4 months ago
How does the reward for $2,500 | The Vegetable Garden work

> **John LaRose Jr.** - AgWiki 4 months ago
> The current perk is called the Super Early Bird Special. For the next four days you receive a 15% bonus in share for your investment. The Vegetable Garden comes in to play after the current program expires. It includes a 7% bonus in shares plus the planted trees. I hope this answers your question.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Approximately 28% of the people employed across the globe work in agriculture. So why is it ... that with a workforce that big ... and countless resources ... that more than 815 million people are malnourished throughout the world. Why is it that hunger is the leading cause of death globally?

We believe the answer is simple: When farmers and ranchers and backyard gardeners need answers to help them grow sustainable, abundant, and nutritious food, there isn't a preferred place to turn where they can engage each other and experts in the field.

What American farmers know about how to raise wheat more efficiently could help an African farmer turn the 5-bushel crop that he uses to feed his family into a larger harvest that he can use to turn a profit and put back into his local economy.

What farmers in India know about raising corn in drought conditions could help American farmers conserve water without compromising their efficiency.

So with an increase in climate issues, more disease, and heightening awareness of how what we eat affects our health, shouldn't those involve in agriculture have a central place to go when they need answers?

What AgWiki is really about is helping farmers find better ways to feed the world. It's for helping sustenance farmers feed 3 families instead of one. It's about finding a way to make the 700+ million people who go to bed hungry every night less hungry and more nourished.

Around 1 billion people work in agriculture globally every year. Our aim is to connect these people in a movement to build a better community around agriculture. From the family who just planted their first tomato plant to the 5-hectare farmer in Pakistan to the 10,000-acre crop farmer in Brazil or Kansas. Every single one of them has a challenge. And AgWiki will bring together the people who have the solutions to those challenges.

Feeding the world is a HUGE undertaking with countless obstacles. But we have the knowledge and the resources and the people to do it. AgWiki will bring all of these people together to help get it done.

We're helping every farmer overcome crop disease by connecting them with researchers. We're helping every rancher grow healthier protein by connecting them with nutritionists who have conducted research and know-how to help. We're solving world food problems ... socially. And we're offering your the opportunity to join us in accomplishing all of this. Invest in AgWiki today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "AGWIKI, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF OCTOBER, A.D. 2018, AT 4:27 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE SUSSEX COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1805

5740931 8100
SR# 20186923169

Authentication: 203534431
Date: 10-02-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:27 PM 10/01/2018
FILED 04:27 PM 10/01/2018
SR 20186923169 - File Number 5740931

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AGWIKI, INC.

AgWiki, Inc., a corporation organized and existing under the laws of the State of Delaware (the "***Corporation***"), hereby certifies as follows:

1. The name of the Corporation is AgWiki, Inc.

2. The date of the filing of the Corporation's original Certificate of Incorporation with the Secretary of State of the State of Delaware was May 1, 2015. The date of the filing of the Corporation's Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was April 12, 2016.

3. This Second Amended and Restated Certificate of Incorporation (the "***Second Amended and Restated Certificate***") has been duly adopted by the Corporation's Board of Directors by unanimous written consent in lieu of a meeting thereof in accordance with the provisions of Section 242 and 245 of the Delaware General Corporation Law (the "***DGCL***") and was approved by written consent of the holders of the requisite number of shares of capital stock of the Corporation in accordance with Section 228 of the DGCL.

4. The text of the Corporation's Certificate of Incorporation is hereby amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

5. This Second Amended and Restated Certificate shall become effective immediately upon its filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on October 1, 2018.

AGWIKI, INC.

By: John LaRose Jr.
John LaRose, Jr., President

EXHIBIT A

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF AGWIKI, INC.

1. The name of this corporation is AgWiki, Inc. (the "***Corporation***").

2. The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, Lewes, Sussex County, Delaware 19958. The name of its registered agent at such address is Harvard Business Services, Inc.

3. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "***DGCL***").

4. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000,000,000 shares of Common Stock, par value $0.000001 per share ("***Common Stock***"). 900,000,000 of the authorized shares of Common Stock are hereby designated "Class A Common Stock" (the "***Class A Common Stock***"), and 100,000,000 of the authorized shares of Common Stock are hereby designated "Class B Common Stock" (the "***Class B Common Stock***").

The holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Class B Common Stock are entitled to ten (10) votes for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

5. Effective upon the filing of this Second Amended and Restated Certificate of Incorporation (the "***Certificate of Incorporation***"), without any action on the part of any holder thereof, each issued and outstanding share of (a) the Company's Class A Common Stock shall be automatically split and converted into 10 shares of Class A Common Stock; and (b) the Company's Class B Common Stock shall be automatically split and converted into 10 shares of Class B Common Stock.

6. Unless and except to the extent that the bylaws of the Corporation (the "***Bylaws***") shall so require, the election of directors of the Corporation need not be by written ballot.

7. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this Section 8 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

8. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "***Covered Person***") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall

be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal or modification of this Section 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

9. In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any Bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

10. The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or the Bylaws, from time to time, to amend the Certificate of Incorporation or any provision thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.